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Exhibit 12.1

TRANSDIGM GROUP INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

						Predecessor
	Twenty-Six Weeks Ended March 31 2007	Twenty-Six Weeks Ended April 1, 2006				July 23, 2002 Through Sept. 30, 2003	October 1, 2002 Through July 22, 2003
			Fiscal Years Ended September 30,					Fiscal Year Ended September 30, 2002
			2006	2005	2004
Earnings:
Total earnings (loss)	$41,849	$23,258	$25,117	$34,687	$13,622	$(5,759)	$(69,969)	$30,629
Income tax provision (credit)	24,743	14,499	16,318	22,627	6,682	(3,970)	(40,701)	16,804

Pre Tax Earnings (loss)	66,592	37,757	41,435	57,314	20,304	(9,729)	(110,670)	47,433

Fixed charges:
Interest charges	40,396	39,181	76,732	80,266	74,675	14,233	28,224	36,538
Interest factor of operating rents(1)	363	349	698	635	452	163	408	419

Total fixed charges	40,759	39,530	77,430	80,901	75,127	14,396	28,632	36,957

Earnings as adjusted	$107,351	$77,287	$118,865	$138,215	$95,431	$4,667	$(82,038)	$84,390

Ratio of earnings to fixed charges	2.6	2.0	1.5	1.7	1.3	— (2)	— (2)	2.3

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

(2)
Earnings were insufficient by $110,670 and $9,729 to cover fixed charges for the period October 1, 2002 through July 22, 2003 and the period July 8, 2003 through September 30, 2003, respectively.

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TRANSDIGM GROUP INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)